Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

Almaden Minerals Ltd.

For the three and six months ended June 30, 2023

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Almaden Minerals Ltd (“the Company”) for the three and six months ended June 30, 2023 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of the condensed consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.

Condensed consolidated interim statements of financial position

(Unaudited - Expressed in Canadian dollars)

	June 30, 2023	December 31, 2022
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 13)	4,918,149	6,658,076
Gold in trust (Note 8)	1,000,459	974,397
Accounts receivable and prepaid expenses (Note 4)	232,013	259,471
	6,150,621	7,891,944

Non-current assets
Right-of-use assets (Note 5)	381,458	432,319
Property, plant and equipment (Note 6)	6,605,571	6,610,871
Exploration and evaluation assets (Note 7)	63,795,195	63,115,076
	70,782,224	70,158,266
TOTAL ASSETS	76,932,845	78,050,210

LIABILITIES
Current liabilities
Trade and other payables (Note 11 (c))	238,321	340,509
Current portion of lease liabilities (Note 5)	94,268	88,295
	332,589	428,804

Non-current liabilities
Long-term portion of lease liabilities (Note 5)	328,978	377,635
Gold loan payable (Note 8)	4,100,055	3,929,015
Warrant liability (Note 9)	591	102,787
Derivative financial liabilities (Note 8)	224,937	306,084
Deferred income tax liability	3,090,208	3,090,208
	7,744,769	7,805,729
Total liabilities	8,077,358	8,234,533

EQUITY
Share capital (Note 10)	141,040,654	141,040,654
Reserves (Note 10)	22,918,873	22,546,373
Deficit	(95,104,040)	(93,771,350)
Total equity	68,855,487	69,815,677
TOTAL EQUITY AND LIABILITIES	76,932,845	78,050,210

Subsequent event (Note 17)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on August 10, 2023.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/ Elaine Ellingham
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of comprehensive loss

(Unaudited - Expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Expenses
Professional fees (Note 11(a))	256,453	276,876	451,554	435,828
Salaries and benefits (Note 11(a))	346,381	348,146	708,531	703,510
Travel and promotion	17,356	36,555	29,812	54,042
Depreciation (Note 6)	2,785	3,510	5,567	7,389
Office and license (Note 11(b))	64,397	69,992	89,744	102,319
Amortization of right-of-use assets (Note 5)	25,431	25,431	50,861	55,930
Occupancy expenses (Note 5)	10,176	11,996	20,070	22,867
Interest expense on lease liabilities (Note 5)	10,147	12,071	20,802	24,630
Interest, accretion and standby fees on gold loan payable (Note 8)	131,536	112,664	261,881	218,652
Listing and filing fees	12,534	19,816	158,489	134,104
Insurance	24,974	24,005	48,838	48,340
Directors’ fees (Note 11(a))	36,250	36,250	72,500	72,500
Share-based payments (Note 10(c) and 11(a))	276,500	800,800	372,500	1,149,550
	1,214,920	1,778,112	2,291,149	3,029,661

Other income (loss)
Administrative services fees (Note 11(b))	277,221	220,446	551,714	435,795
Interest and other income	98,918	22,867	157,029	54,174
Unrealized gain on derivative financial liabilities (Note 8)	57,047	48,938	74,658	52,272
Unrealized gain (loss) on gold in trust (Note 8)	(39,549)	(56,524)	49,869	(4,935)
Unrealized foreign exchange gain (loss) on gold loan payable (Note 8)	93,896	(114,326)	97,330	(62,467)
Unrealized foreign exchange gain (loss) on gold in trust (Note 8)	(23,016)	29,788	(23,807)	16,638
Unrealized gain on warrant liability (Note 9)	28,631	548,215	102,196	383,219
Foreign exchange gain (loss)	(60,653)	152,333	(50,530)	88,672
	432,495	851,737	958,459	963,368

Total comprehensive loss for the period	(782,425)	(926,375)	(1,332,690)	(2,066,293)

Basic and diluted net loss per share (Note 12)	(0.01)	(0.01)	(0.01)	(0.02)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of cash flows

(Unaudited - Expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Operating activities
Net loss for the period	(782,425)	(926,375)	(1,332,690)	(2,066,293)
Items not affecting cash
Depreciation	2,785	3,510	5,567	7,389
Amortization of right-of-use assets	25,431	25,431	50,861	55,930
Interest expenses on lease liability	10,147	12,071	20,802	24,630
Interest, accretion and standby fees on gold loan payable	131,536	112,664	261,881	218,652
Unrealized gain on derivative financial liabilities	(57,047)	(48,938)	(74,658)	(52,272)
Unrealized (gain) loss on gold in trust	39,549	56,524	(49,869)	4,935
Unrealized foreign exchange (gain) loss on gold loan payable	(93,896)	114,326	(97,330)	62,467
Unrealized foreign exchange (gain) loss on gold in trust	23,016	(29,788)	23,807	(16,638)
Unrealized gain on warrant liability	(28,631)	(548,215)	(102,196)	(383,219)
Share-based payments	276,500	800,800	372,500	1,149,550
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(3,545)	7,798	27,458	(56,356)
Trade and other payables	30,338	4,421	(111,788)	(13,193)
Net cash used in operating activities	(426,242)	(415,771)	(1,005,655)	(1,064,418)
Investing activities
Property, plant and equipment – purchase	-	(4,536)	(267)	(4,536)
Exploration and evaluation assets – costs	(352,203)	(535,328)	(670,519)	(943,940)
Net cash used in investing activities	(352,203)	(539,864)	(670,786)	(948,476)
Financing activities
Repayment of lease liabilities	(32,155)	(31,331)	(63,486)	(67,394)
Net cash used in financing activities	(32,155)	(31,331)	(63,486)	(67,394)

Change in cash and cash equivalents	(810,600)	(986,966)	(1,739,927)	(2,080,288)
Cash and cash equivalents, beginning of period	5,728,749	9,077,054	6,658,076	10,170,376
Cash and cash equivalents, end of period	4,918,149	8,090,088	4,918,149	8,090,088

Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of changes in equity

(Unaudited - Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 31, 2022	137,221,408	141,040,654	20,352,305	715,968	21,068,273	(81,924,790)	80,184,137
Share-based payments	-	-	1,149,550	-	1,149,550	-	1,149,550
Total comprehensive loss for the period	-	-	-	-	-	(2,066,293)	(2,066,293)
Balance, June 30, 2022	137,221,408	141,040,654	21,501,855	715,968	22,217,823	(83,991,083)	79,267,394
Share-based payments	-	-	328,550	-	328,550	-	328,550
Total comprehensive loss for the period	-	-	-	-	-	(9,780,267)	(9,780,267)
Balance, December 31, 2022	137,221,408	141,040,654	21,830,405	715,968	22,546,373	(93,771,350)	69,815,677
Share-based payments	-	-	372,500	-	372,500	-	372,500
Total comprehensive loss for the period	-	-	-	-	-	(1,332,690)	(1,332,690)
Balance, June 30, 2023	137,221,408	141,040,654	22,202,905	715,968	22,918,873	(95,104,040)	68,855,487

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2023

Unaudited - Expressed in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation property in Mexico. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico. The Company has not yet determined whether this project has economically recoverable mineral reserves. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties, and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.	Basis of presentation

(a)	Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)	Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2022. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

Except as described below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2022.

The changes in accounting policies are also expected to be reflected in the Company's consolidated financial statements as at and for the year ending December 31, 2023.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

6

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2023

Unaudited - Expressed in Canadian dollars

3.	Significant accounting policies

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements and, therefore, should be read in conjunction with the annual financial statements for the year ended December 31, 2022. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three and six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	June 30,	December 31,
	2023	2022
Accounts receivable (Note 11(b))	$114,437	$198,942
Prepaid expenses	117,576	60,529
	$232,013	$259,471

During the period ended June 30, 2023, the Company has recorded value added taxes of $72,119 included in exploration and evaluation assets, as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 7).

5.	Right-of-use assets and lease liabilities

The Company has lease agreements for its headquarter office space in Vancouver, B.C.

One lease containing an extension option exercisable only by the Company was exercised on November 22, 2021. The lease was therefore extended from March 31, 2022 to March 31, 2027. The Company reassessed this significant event as a lease modification and has estimated that the potential future lease payments under the extended lease term would result in an increase in lease liability by $508,799.

The continuity of lease liabilities is as follows:

	June 30, 2023	December 31, 2022
Opening balance	$465,930	$548,607
Modification by extending the lease term	-	-
Less: lease payments	(63,486)	(130,056)
Interest expense	20,802	47,379
	423,246	465,930
Less: current portion of lease liabilities	(94,268)	(88,295)
Long-term portion of lease liabilities	$328,978	$377,635

7

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2023

Unaudited - Expressed in Canadian dollars

5.	Right-of-use assets and lease liabilities (Continued)

The continuity of ROU assets is as follows:

	June 30, 2023	December 31, 2022
Opening balance	$432,319	$539,110
Modification by extending the lease term	-	-
Less: amortization of ROU assets	(50,861)	(106,791)
	$381,458	$432,319

During the six months ended June 30, 2023, the Company recognized occupancy expenses of $20,070 (2022 - $22,867) related to short term leases.

As at June 30, 2023, the remaining payments for the operating lease are due as follows:

	2023	2024	2025	2026	2027	Total
Office lease	$83,687	$170,672	$173,970	$177,268	$44,523	$650,120

6.	Property, plant and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2022	159,171	271,540	198,981	51,760	245,647	6,568,841	7,495,940
Additions	-	267	-	-	-	-	267
June 30, 2023	159,171	271,807	198,981	51,760	245,647	6,568,841	7,496,207

Accumulated depreciation
December 31, 2022	153,203	251,441	192,138	50,975	237,312	-	885,069
Depreciation	597	3,031	1,026	79	834	-	5,567
June 30, 2023	153,800	254,472	193,164	51,054	238,146	-	890,636

Carrying amounts
December 31, 2022	5,968	20,099	6,843	785	8,335	6,568,841	6,610,871
June 30, 2023	5,371	17,335	5,817	706	7,501	6,568,841	6,605,571

8

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2023

Unaudited - Expressed in Canadian dollars

7.	Exploration and evaluation assets

Tuligtic
Exploration and evaluation assets	$
Acquisition costs:
Opening balance - (December 31, 2022)	11,308,721
Closing balance - (June 30, 2023)	11,308,721
Deferred exploration costs:
Opening balance - (December 31, 2022)	51,806,355
Costs incurred during the period
Professional fees	113,010
Geochemical, metallurgy	1,022
Travel and accommodation	52,770
Geology, geophysics and exploration	86,352
Supplies and miscellaneous	225,268
Environmental and permit	321,475
Value-added tax (Note 4)	72,119
Refund - Value-added tax	(191,897)
Total deferred exploration costs during the period	680,119
Closing balance - (June 30, 2023)	52,486,474
Total exploration and evaluation assets	63,795,195

The following is a description of the Company’s most significant property interests:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)	Other

Expenditures incurred by the Company in Mexico are subject to Mexican Value added tax (“VAT”). The VAT is included in exploration and evaluation assets as incurred. Under Mexican law, VAT paid can be used in the future to offset amounts resulting from VAT charged on sales. Under certain circumstances and subject to approval from tax authorities, A Company can also apply for an early refund of VAT prior to generating sales. During the six months ended June 30, 2023, the Company received a VAT recovery of $191,897 (2022 - $124,006) and other income of $54,714 (2022 - $33,493) related to a VAT refund from prior years which is recorded in interest and other income.

9

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2023

Unaudited - Expressed in Canadian dollars

8.	Gold loan payable and gold in trust

The Company has entered into a secured gold loan agreement (“Gold Loan”) with Almadex Minerals Ltd. (“Almadex”) or the “Lender” pursuant to which Almadex has agreed to loan up to 1,597 ounces of gold bullion to the Company. The approximate value of this gold as at May 14, 2019 was USD$2,072,060 or $2,790,858.

Under the terms of the Gold Loan, the Company will be entitled to draw-down the gold in minimum 400 ounce tranches. At any given time, the amount of gold ounces drawn multiplied by the London Bullion Market Association (“LBMA”) AM gold price in US dollars, plus any accrued interest or unpaid fees, shall constitute the Loan Value.

The maturity date for the Gold Loan is March 31, 2024, and can be extended by two years at the discretion of the Company (the “Term”). Repayment of the Loan Value shall be made either through delivery of that amount of gold drawn, or through the issuance of common shares of the Company (“Shares”), according to the Lender’s discretion. Mandatory prepayment shall be required in the event that the Company’s Ixtaca gold-silver project located in Puebla State, Mexico (the “Ixtaca Project”) enters into commercial production during the Term, requiring the Company to deliver 100 gold ounces per month to the Lender. In addition, the Company has the right to pre-pay the Loan Value at any time without penalty, in either gold bullion or Shares as chosen by the Lender, and the Lender has the right to convert the Loan Value into Shares at any time during the Term. The conversion rate is equal to 95% of the 5 trading day volume weighted average price of the Share on the Toronto Stock Exchange or an equivalent.

The interest rate of the Gold Loan is 10% of the Loan Value per annum, calculated monthly, paid in arrears. Interest payments can either be accrued to the Loan Value, or paid by the Company in cash or gold bullion. A standby fee of 1% per annum, accrued quarterly, will be applied to any undrawn amount on the Gold Loan.

In addition, the Company has issued Almadex 500,000 transferable share purchase warrants (“Warrants”), with an exercise price of $1.50 per Share and expiry date of May 14, 2024 as an arrangement fee to cover the administrative costs of setting up the credit facility. These warrants were valued at $50,000 using the Black-Scholes option-pricing model with the following assumptions: expected life of five years, risk-free interest rate of 1.54%, expected dividend yield of 0% and expected volatility of 44.25%.

Security for the loan is certain equipment related to the Rock Creek Mill, which is not required for the Ixtaca Project. The Gold Loan includes industry standard provisions in the event of default, material breach and change of control.

The Gold Loan was recorded at fair value at inception and is subsequently measured at amortized cost using the effective interest method, recognizing interest expense on an effective yield basis.

The Company has determined that the Gold Loan contains multiple derivatives which are embedded in the US dollar denominated debt instrument. As the convertible Gold Loan is denominated in US dollars and is convertible into common shares based upon a variable Canadian dollar conversion rate, the fixed for fixed criteria is not met. As such, the conversion option cannot be classified as an equity instrument and is deemed to have no value. The embedded derivative from indexation of the loan principal portion to the movement in the price of gold is classified as a derivate financial liability and is marked to market at each period end using the Black-Scholes option-pricing model.

10

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2023

Unaudited - Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

At inception, the following assumptions were used: expected life of five years, risk-free interest rate of 1.57% and expected volatility of 11.06%. The fair value of the embedded derivative for the period ended June 30, 2023 decreased by $74,658 based on the following assumptions used in the Black-Scholes option-pricing model: expected life of 0.75 years, risk-free interest rate of 4.00% and expected volatility of 11.57%.

The continuity of gold loan payable and derivative financial liabilities are as follows:

	June 30, 2023	December 31, 2022
Gold loan payable – opening balance	$3,929,015	$3,227,545
Accrued interest expense	172,249	314,024
Accrued standby fees	5,159	9,416
Accretion expense	84,473	144,868
Foreign exchange difference	(90,841)	233,162
Gold loan payable	$4,100,055	$3,929,015

Derivative financial liabilities – opening balance	$306,084	$391,620
Change in fair value through profit & loss	(74,658)	(110,177)
Foreign exchange difference	(6,489)	24,641
Derivative financial liabilities	$224,937	$306,084

As at June 30, 2023, Almaden has 397 ounces of gold bullion on its account at a fair value of $1,000,459.

The continuity of gold in trust are as follows:

	June 30, 2023		December 31, 2022
	Ounces	$	Ounces	$
Gold in trust, opening balance	397	974,397	397	915,995
Change in fair value through profit & loss	-	49,869	-	(6,518)
Foreign exchange difference	-	(23,807)	-	64,920
	397	1,000,459	397	974,397

9.	Warrant liability

In connection with the registered direct offering private placement completed during the year ended December 31, 2021, the Company issued a total of 7,923,077 warrants exercisable at US$0.80 per share. The fair value of these warrants on issuance was $2,371,174, valued using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	0.53%
Expected life of warrants	3.00 years
Expected annualized volatility	72.42%
Dividend	Nil
Forfeiture rate	0%

11

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2023

Unaudited - Expressed in Canadian dollars

9.	Warrant liability (Continued)

The fair value is recorded as a derivative financial liability as these warrants are exercisable in US dollars, differing from the Company’s functional currency. The change in fair value resulted in an unrealized gain of $102,196 (June 30, 2022 – $383,219) and is recognized in the condensed consolidated interim statements of comprehensive loss for the period ended June 30, 2023. The fair value warrants were re-valued at period end using the Black-Scholes option-pricing model with the following assumptions:

	June 30, 2023	June 30, 2022
Risk-free interest rate	4.68%	3.12%
Expected life of warrants	0.72 years	1.72 years
Expected annualized volatility	67.24%	79.36%
Dividend	Nil	Nil
Forfeiture rate	0%	0%

10.	Share capital and reserves

(a)	Authorized share capital

At June 30, 2023, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Warrants

The continuity of warrants for the six months ended June 30, 2023 is as follows:

	Exercise	December 31,				June 30,
Expiry date	price	2022	Issued	Exercised	Expired	2023
March 27, 2023	$0.50	5,489,658	-	-	(5,489,658)	-
August 6, 2023	$0.90	3,100,000	-	-	-	3,100,000
March 18, 2024	USD$0.80	7,923,077	-	-	-	7,923,077
March 18, 2024	USD$0.80	435,769	-	-	-	435,769
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		17,448,504	-	-	(5,489,658)	11,958,846
Weighted average exercise price		$0.88	-	-	$0.50	$1.04

(c)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At June 30, 2023, the Company had reserved 1,392,141 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

12

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2023

Unaudited - Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(c)	Share purchase option compensation plan (Continued)

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the six months ended June 30, 2023 vested on the grant date.

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

The continuity of stock options for the six months ended June 30, 2023 is as follows:

Expiry date	Exercise price	December 31, 2022	Granted	Exercised	Expired	June 30, 2023
February 9, 2023	$0.97	350,000	-	-	(350,000)	-
March 3, 2023	$0.96	250,000	-	-	(250,000)	-
March 31, 2023	$0.68	1,975,000	-	-	(1,975,000)	-
May 8, 2023	$0.69	100,000	-	-	(100,000)	-
May 28, 2023	$0.65	100,000	-	-	(100,000)	-
July 8, 2023	$0.62	2,420,000	-	-	-	2,420,000
September 18, 2023	$0.51	960,000	-	-	-	960,000
March 7, 2027	$0.38	1,125,000	-	-	-	1,125,000
June 10, 2027	$0.33	3,640,000	-	-	-	3,640,000
October 4, 2027	$0.30	755,000	-	-	-	755,000
December 16, 2027	$0.33	855,000	-	-	-	855,000
February 14, 2028	$0.30	-	600,000	-	-	600,000
April 3, 2028	$0.26	-	1,975,000	-	-	1,975,000
Options outstanding and exercisable		12,530,000	2,575,000	-	(2,775,000)	12,330,000
Weighted average
exercise price		$0.49	$0.27	-	$0.74	$0.39

Total share-based payments expenses as a result of options granted and vested during the period ended June 30, 2023 was $372,500 (2022 - $1,149,550).

The fair value of the options granted during the period ended June 30, 2023 was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	3.00%
Expected life	5.00 years
Expected volatility	58.59%
Expected dividend yield	Nil
Weighted average fair value per option	$0.14

13

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2023

Unaudited - Expressed in Canadian dollars

11.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chair, the President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President, and the Vice President, Project Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. (Azucar) and Almadex (Note 11 (b)) is as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Professional fees	$15,000	$15,000	$30,000	$30,000
Salaries and benefits (1)	74,175	113,663	148,350	222,525
Share-based payments	259,000	647,900	355,000	950,150
Director’s fees	36,250	36,250	72,500	72,500
	$384,425	$812,813	$605,850	$1,275,175

(b)	Administrative Services Agreements

The Company recovers a portion of rent, office and license expenses from Azucar pursuant to an Administrative Services Agreement dated May 15, 2015 and First Amending Agreement dated December 16, 2015 between the Company and Azucar.

The Company also recovers a portion of rent, office and license expenses from Almadex pursuant to an Administrative Services Agreement dated March 29, 2018 between the Company and Almadex.

During the three months ended June 30, 2023, the Company received $18,868 (2022 - $37,705) from Azucar for administrative services fees included in other income and received $258,353 (2022 - $182,741) from Almadex for administrative services fees included in other income.

During the six months ended June 30, 2023, the Company received $37,541 (2022 - $74,483) from Azucar for administrative services fees included in other income and received $514,173 (2022 - $361,312) from Almadex for administrative services fees included in other income.

At June 30, 2023, included in accounts receivable is $7,235 (December 31, 2022 - $64,006) due from Azucar and $104,930 (December 31, 2022 - $117,044) due from Almadex in relation to expense recoveries.

Under the Administrative Services Agreements, the Company is the sole and exclusive manager of Azucar and Almadex that provides general management services, office space, executive personnel, human resources, geological technical support, accounting and financial services at cost with no mark-up or additional direct charge. The three companies are considered related parties though common officers.

(c)	Other related party transactions

At June 30, 2023, the Company accrued $89,869 (December 31, 2022 - $80,727) payable to Almadex for exploration and drilling services in Mexico.

14

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2023

Unaudited - Expressed in Canadian dollars

11.	Related party transactions and balances (Continued)

(c)	Other related party transactions (Continued)

During the three and six months ended June 30, 2023, the Company employed the Chair’s daughter for a salary of $10,325 and $20,650 less statutory deductions (2022 - $10,325 and $20,650) for marketing and administrative services provided to the Company.

12.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended June 30, 2023 was based on the loss attributable to common shareholders of $782,425 (2022 - $926,375) and a weighted average number of common shares outstanding of 137,221,408 (2022 – 137,221,408).

The calculation of basic net loss per share for the six months ended June 30, 2023 was based on the loss attributable to common shareholders of $1,332,690 (2022 - $2,066,293) and a weighted average number of common shares outstanding of 137,221,408 (2022 – 137,221,408).

The calculation of diluted net loss per share for the three and six months ended June 30, 2023 and 2022 did not include the effect of stock options and warrants, as they were considered to be anti-dilutive.

13.	Supplemental cash flow information

As at June 30, 2023, $100,450 of exploration and evaluation asset costs are included in trade and other payables (December 31, 2022 - $90,850).

Supplemental information regarding the split between cash and cash equivalents is as follows:

	June 30, 2023	December 31, 2022

Cash	$1,432,149	$1,542,956
Term Deposits	3,486,000	5,115,120
	$4,918,149	$6,658,076

14.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Except for warrant liability and derivative financial liabilities, the Company does not carry any financial instruments at FVTPL.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

15

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2023

Unaudited - Expressed in Canadian dollars

14.	Financial instruments (Continued)

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at June 30, 2023, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$2,781,715	$254,174
Accounts receivable and prepaid expenses	-	2,271
Gold in trust	1,000,459	-
Total assets	$3,782,174	$256,445

Trade and other payables	$28,174	$129,641
Gold loan payable	4,100,055	-
Derivative financial liabilities	224,937	-
Total liabilities	$4,353,166	$129,641

Net assets	$(570,992)	$126,804

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $60,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $10,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s accounts receivable consist of amounts due from related parties which are subsequently collected.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at June 30, 2023, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

16

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2023

Unaudited - Expressed in Canadian dollars

14.	Financial instruments (Continued)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Liquidity risk is considered low as the Company has sufficient cash and cash equivalent to meet its current liabilities.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no debt bearing variable interest rate.

A 1% change in the interest rate would change the Company’s net loss by $50,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

(f)	Classification of financial instruments

IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative financial liabilities	-	224,937	-	224,937
Warrant liability	-	591	-	591

17

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2023

Unaudited - Expressed in Canadian dollars

15.	Management of capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period. The Company has no externally imposed capital requirements.

16.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	June 30, 2023	December 31, 2022
Canada	$416,466	$472,435
United States	6,568,840	6,568,840
Mexico	63,796,918	63,116,991
	$70,782,224	$70,158,266

17.	Subsequent event

On July 10, 2023, the Company granted officers, directors and consultants an aggregate of 2,520,000 stock options in accordance with the terms of the Company’s stock option plan, each of which is exercisable into one common share at an exercise price of $0.16 per share until July 10, 2028.

18